PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

09046499

21st May 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

[redacted] (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 21st May 2009.

"Completion of the acquisition of Oilexco North Sea Limited"

Yours faithfully

SEC
Mail Processing
Section

MAY 28 2009

Washington, DC
105

Stephen Huddle
for **Company Secretary**

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Completion of the acquisition of Oilexco North Sea Limited ("ONSL")

21st May 2009

Premier is pleased to announce that it has today completed the acquisition of ONSL. The final payments made by Premier at completion amounted to $500.7 million, after adjusting for certain payables, receivables and other items which have occurred between the effective date and completion.

Enquiries

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis — **Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov — **Tel: 020 7337 1513 / 07894 608 606**